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                                   EXHIBIT 99.1

                            GTC BIOTHERAPUETICS, INC.

             Important Factors Regarding Forward-Looking Statements

                                   March 2003

In this Exhibit 99.1, "we," "us," "our" and "GTC" refer to GTC Biotherapeutics, Inc. and its subsidiaries.

From time to time, we may make forward-looking public statements, such as statements concerning our then expected future revenues or earnings, prospects for clinical trials or regulatory approvals, or our projected plans for research and development programs and collaborations, as well as other estimates relating to future operations. Forward-looking statements may be in reports filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in press releases or informal statements made with the approval of an authorized executive officer. In some cases, words or phrases of expectation or uncertainty like "expect," "believe," "continue," "anticipate," "estimate," "may," "will," "could," "opportunity," "future," "project," or similar expressions identify "forward-looking statements" within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended, as enacted by the Private Securities Litigation Reform Act of 1995.

We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. In addition, we advise you that the factors listed below, as well as other factors we have not currently identified, could affect our financial or other performance and could cause our actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods or events in any forward-looking statement.

We will not undertake and specifically decline any obligation to publicly release revisions to these forward-looking statements to reflect either circumstances after the date of the statements or the occurrence of events which may cause us to re-evaluate our forward-looking statements.

In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act, we are hereby filing cautionary statements identifying important factors that could cause our actual results to differ materially from those projected in forward-looking statements made by us or on our behalf.

WE EXPECT TO INCUR FUTURE OPERATING LOSSES AND MAY NEVER BECOME PROFITABLE.

We have had operating losses since our inception, and we expect losses to continue for the next several years. From our inception in 1993 to December 29, 2002, we have incurred cumulative losses of approximately $120 million. These losses have resulted principally from the costs of our research and development activities and losses from our discontinued operations. We expect to continue incurring significant operating losses for at least the next several years as we incur increased costs and expenses associated with clinical trials and submissions for regulatory approvals. We may never receive material revenues from product sales or become profitable.

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WE DEPEND ON COLLABORATION AGREEMENTS FOR OUR CURRENT REVENUE.

Our revenues and business strategy depend largely on our entering into additional transgenic development agreements with third parties, even in the case of development programs for our own therapeutic compounds. We cannot guarantee that we will be able to establish these agreements on commercially acceptable terms, if at all. The willingness of potential collaborators depends on factors such as the perceived technological or economic advantages of transgenic production and our ability to structure a mutually acceptable collaboration arrangement. In the case of our own programs for development of proteins proprietary to us, known as internal programs, the attractiveness of the program's commercial potential or other advantages the program offers the partner will also affect our ability to obtain collaborators. Even if we enter into transgenic development agreements, the collaborations may ultimately be unsuccessful, our partners could terminate the agreements or the agreements could expire before meaningful developmental milestones are reached. The failure of any significant number of these collaborations could have a material adverse effect on our business.

The majority of our collaborations are, and will likely continue to be, external programs that involve proteins proprietary to our partners. Much of the revenue that we may receive under these collaborations will depend upon our partners' willingness and ability to successfully develop and commercially introduce, market and sell the version of the collaborator's product derived from our transgenic production systems in goats and other mammals. Our partners may develop competitive production technologies or competitive products outside of their collaborations with us, which could have a material adverse effect on our business.

To date, the scope of our collaboration agreements have generally been limited to transgenically producing quantities of targeted proteins. We cannot be certain that these initial development projects will be successful or lead to collaboration agreements to commercially produce any proteins. Depending upon the terms of any future collaborations, our role in the collaboration will often be limited to the production aspects of the proteins. As a result, we may also be dependent on collaborators for other aspects of the development of any transgenic product, including preclinical and clinical testing and regulatory approval, and marketing and distribution of any transgenic product.

In the case of our collaboration with Merrimack Pharmaceuticals, our transgenic version of its MM-093 product is the one that Merrimack intends to use in clinical trials. As part of the collaboration we have agreed to allow Merrimack to defer payment of the costs of development of the compound through June 2003, subject in part to specified conditions. Re-payment of these advances is substantially dependent upon Merrimack completing a further financing. We are currently deferring recognition of revenue associated with the costs advanced to Merrimack.

WE FACE UNCERTAINTY IN RAISING ADDITIONAL FUNDS FOR OUR OPERATIONS.

In order to develop and bring our transgenic products to market, we and our collaboration partners must commit substantial resources to costly and time consuming research, preclinical testing and clinical trials. Our cash requirements may vary materially from those now planned, depending upon the results of research and development, competitive and technological advances, the terms of future collaborations, regulatory requirements and other factors. If our

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business does not become profitable before we exhaust existing resources, we will need to obtain additional financing, through public or private sources, including debt or equity financing, or through collaborative or other arrangements with corporate partners. Depending on the state of the capital markets, interest rates, our financial profile and other factors at that time, we may not be able to obtain adequate funds on acceptable terms when needed. If we raise capital through the sale of equity, or securities convertible into equity, existing stockholders' proportionate ownership in GTC will be diluted. If we cannot obtain financing, we could be forced to delay, scale back or eliminate some of our research and development programs.

TRANSGENIC TECHNOLOGY IS IN A RELATIVELY EARLY STAGE.

Developing products based on transgenic technology is subject to significant technological risks. Most of our transgenic protein products are in the early development stage. We have not, nor to our knowledge, has any other entity, completed human clinical trials necessary to receive marketing authorization for any protein produced in the milk of transgenic animals. We cannot be certain that we will be able to do so, nor that any transgenically produced protein will be safe or effective. In addition, it is possible that research and discoveries by others could render our transgenic technology obsolete or noncompetitive as a method of production for protein-based therapeutic products.

IF CLINICAL TRIALS OF ANY OF OUR TRANSGENIC PRODUCT CANDIDATES ARE UNSUCCESSFUL OR DELAYED, WE WOULD BE UNABLE TO MEET OUR ANTICIPATED DEVELOPMENT TIMELINE, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE.

We and our collaborators must demonstrate through preclinical and clinical trials that our transgenic product candidates are safe and effective for use in humans. Clinical trials are expensive and may take several years. Several factors could prevent or delay completion of these trials, including an inability to enroll the required number of patients or demonstrate adequately the safety or efficacy of the product for humans. If safety concerns develop, regulatory authorities could stop our trials. Furthermore, the results from early clinical trials are often not predictive of results in later clinical trials.

WE CANNOT MARKET AND SELL OUR TRANSGENIC PRODUCTS IN THE UNITED STATES OR IN OTHER COUNTRIES IF WE FAIL TO OBTAIN THE NECESSARY REGULATORY APPROVALS.

Before we can sell any transgenically produced products that we or our collaborators develop, we must receive regulatory approvals by federal, state and local governmental authorities, including the United States Food and Drug Administration, or FDA, and similar agencies in other countries. To date, none of our transgenically produced products have been approved for sale in the United States or any foreign country. Moreover, to our knowledge, no protein produced in the milk of a transgenic animal has reached the stage in the regulatory process which would allow it to be submitted to the FDA for final regulatory approval. Obtaining required regulatory approvals for our transgenically produced products may take several years to complete and is expensive and uncertain. We cannot give any assurance that the FDA or any other regulatory authority will act quickly or favorably on our requests for approval or will not require us to provide additional data that we do not currently anticipate.

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Failure to comply with extensive FDA or similar regulations may result in delay, suspension or cancellation of a trial or a regulatory authority's refusal to accept test results. Regulatory authorities may have varying interpretations of our pre-clinical and clinical trial data, which could delay, limit or prevent regulatory approval or clearance. Because transgenic products represent novel therapeutic products, the process for regulatory approval is unproven. There may be additional delays in regulatory approval due to issues arising from the breeding of transgenic animals and the use of proteins derived from them. Any delays or difficulties in obtaining regulatory approval or clearances for transgenically produced products may:

       - adversely affect the marketing of any transgenic products we or our collaborators develop;

       -    impose significant additional costs on us or our collaborators;

       - diminish any competitive advantages that we or our collaborators may attain; and

       - limit our ability to receive royalties and generate revenue and profits.

If we do not receive regulatory approval for our transgenically produced products in a timely manner, we will not be able to commercialize our products, and therefore, our business and stock price will suffer.

Even if we receive regulatory approval for our transgenically produced products, the FDA may impose limitations on the indicated uses for which our products may be marketed. These limitations could reduce the size of the potential market for a product. Failure to comply with applicable FDA and other regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew our marketing applications and criminal prosecution.

ANY TRANSGENIC PRODUCTS FOR WHICH WE OBTAIN REGULATORY APPROVAL WILL BE SUBJECT TO CONTINUING REVIEW AND EXTENSIVE REGULATORY REQUIREMENTS, WHICH COULD AFFECT THEIR MANUFACTURE AND MARKETING.

If and when the FDA or other foreign agencies approve any of our transgenic products under development, the manufacture and marketing of these products will be subject to continuing regulation and product approvals may be withdrawn if problems occur after initial approval. Post-approval regulation includes compliance with current Quality Systems Regulations and Good Manufacturing Practices, known as QSR/GMP, adverse event reporting requirements and prohibitions on promoting a product for unapproved uses. We will also be required to obtain additional approvals for any significant alterations in the product's labeling or manufacturing process. Enforcement actions resulting from failure to comply with QSR/GMP requirements could result in fines, suspensions of approvals, recalls of products, operating restrictions and criminal prosecutions, and affect the manufacture and marketing of our transgenic products. The FDA or other regulatory agencies could withdraw a previously approved product from the market upon receipt of newly discovered information, including a failure to comply with

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regulatory requirements and the occurrence of unanticipated problems with products following approval. Any of these withdrawals could adversely affect our operating results.

WE HAVE LIMITED MANUFACTURING CAPABILITY AND MAY RELY ON THIRD PARTY CONTRACT MANUFACTURERS TO PURIFY AND FORMULATE OUR TRANSGENIC PRODUCTS.

We have the capability to purify pre-clinical and clinical trial quantities of our transgenic product candidates. We also rely upon third party manufacturers to purify and formulate significant pre-clinical and clinical quantities of our transgenic product candidates from the milk of our transgenic animals. We will depend on these third party manufacturers to perform their obligations in a timely manner and in accordance with applicable government regulations in order to conduct our clinical trials or commercialize any of our products. In addition, there are very few third party manufacturers that have sufficient production capacity to manufacture all of our product candidates either for our clinical trials or on a commercial scale. Our third party manufacturers may encounter difficulties, including problems involving:

     -    inconsistent production yields;

     -    poor quality control and assurance or inadequate process controls; and

     -    lack of compliance with FDA and other regulations.

These contract manufacturers may not be able to manufacture our products candidates at a cost or in quantities necessary to make them commercially viable. If we are unable to enter into agreements with additional manufacturers on commercially reasonable terms, or if there is poor performance on the part of our third party manufacturers, we may not be able to complete development of, or market, our transgenic product candidates.

WE CANNOT ASSURE THE COMMERCIAL SUCCESS OF TRANSGENIC PRODUCTS.

Even if our transgenically produced products are successfully developed and approved by the FDA and foreign regulatory agencies, they may not enjoy commercial acceptance or success, which would adversely affect our business and results of operations. Several factors could limit our success, including:

       - limited market acceptance among patients, physicians, medical centers and third party payors;

       - our inability to access a sales force capable of marketing the product;

       - our inability to supply a sufficient amount of product to meet market demand;

       - the number and relative efficacy of competitive products that may subsequently enter the market; and

       - for a transgenic product designed to replace or supplement currently marketed non-transgenic products, the relative risk-benefit profile and cost-effectiveness of the transgenically produced product.

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In addition, it is possible that we or our collaborative partners will be unsuccessful in developing, marketing or implementing a commercialization strategy for any transgenic products.

OUR BUSINESS MAY FAIL DUE TO INTENSE COMPETITION IN OUR INDUSTRY.

The industries in which we operate are highly competitive and may become even more so. Some of our competitors have greater financial and human resources and more experience in research and development than we have. We will need to continue to devote substantial efforts and expense in research and development to maintain a competitive position for our transgenic production technology and potential product offerings. It also is possible that others will develop alternative technologies or products that will render our proposed products or technologies obsolete. We may encounter significant competition for our protein development and production contracts from other companies. In addition, our potential transgenic production capabilities may face significant competition from biological products manufactured in cell culture or by other traditional protein production methods. Our business will also compete against other companies whose business is dedicated to offering transgenic production and with prospective customers or collaborators who decide to pursue such transgenic production internally. Competitors that complete clinical trials, obtain regulatory approvals and begin commercial sales of their products before us will enjoy a significant competitive advantage. We anticipate that we will face increased competition in the future as new companies enter the market and alternative technologies become available.

Two other companies known to GTC are extensively engaged in the application of transgenic technology in mammals for the production of proteins for therapeutic use in humans: Pharming and PPL. Pharming, based in the Netherlands, is primarily engaged in the development of recombinant proteins in the milk of transgenic cows and rabbits. PPL, based in Scotland, utilizes primarily sheep for transgenic protein production. There are also other companies seeking to develop transgenic technology in animals and in plants.

For rhATIII, Bayer in the U.S. and a number of companies internationally, produce and market antithrombin from the fractionation of human plasma. Similarly, there are a number of companies worldwide that produce and market human serum albumin from the fractionation of human plasma. There are two companies internationally that are developing recombinant forms of human serum albumin derived from yeast cultures. One company, Aventis is developing its recombinant albumin product for the excipient market.

WE MAY FACE PUBLIC CONCERNS ABOUT GENETIC ENGINEERING IN ANIMALS.

Our activities involve genetic engineering in animals. We cannot be certain to what extent these efforts will be successful.

Restrictive legislation and regulations involving nuclear transfer and other methodologies could be developed which could impede our ability to efficiently conduct our business, delay preclinical studies or future clinical trials, or prevent us or our partners from obtaining regulatory approvals or commercializing transgenically produced products.

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WE DEPEND ON PATENTS AND PROPRIETARY RIGHTS THAT MAY FAIL TO PROTECT OUR
BUSINESS.

Our success will partly depend on our ability to obtain and maintain patent or other proprietary protection for our technologies, products and processes such as:

       -    compositions of matter or processes;

       -    processes developed by our employees; or

       -    uses of compositions of matter discovered through our technology.

We may not be able to obtain the necessary protection. Our success will also depend on our ability to operate without infringing the proprietary rights of other parties. Legal standards relating to the validity of patents covering pharmaceutical and biotechnological inventions and the scope of claims made under these patents are still developing. There is no consistent policy regarding the breadth of claims allowed in biotechnology patents. The patent position of a biotechnology firm is highly uncertain and involves complex legal and factual questions.

Currently, we hold 11 issued U.S. patents and 42 corresponding foreign patents. In accordance with ongoing research and development efforts, we have 3 pending U.S. patent applications and 205 corresponding foreign applications covering relevant and newly developed portions of its transgenic technology. Several of these pending applications are included in cross-licensing arrangements with other companies that in turn provide access to their proprietary technologies. Recently issued GTC U.S. patents provide claim coverage for protein purification from the milk of transgenic animals, the production of monoclonal and assembled antibodies at commercial levels in the milk of transgenic mammals, the production of ATIII in the milk of transgenic goats and one covering the production of Prolactin in the milk of transgenic animals. We cannot be certain that we will receive issued patents based on pending or future applications. Our issued patents may not contain claims sufficiently broad to protect us against competitors with similar technology. Additionally, our patents, our partners' patents and patents for which we have license rights may be challenged, narrowed, invalidated or circumvented. Furthermore, rights granted under patents may not provide us with any competitive advantage.

We may have to initiate arbitration or litigation to enforce our patent and license rights. If our competitors file patent applications that claim technology also claimed by us, we may have to participate in interference or opposition proceedings to determine the priority of invention. An adverse outcome could subject us to significant liabilities to third parties and require us to cease using the technology or to license the disputed rights from third parties. We may not be able to obtain any required licenses on commercially acceptable terms or at all.

The cost to us of any litigation or proceeding relating to patent rights, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because of their substantially greater resources. Uncertainties resulting from the initiation and continuation of any pending patent or related litigation could have a material adverse effect on our ability to compete in the marketplace.

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We rely on certain proprietary trade secrets and know-how that are not patentable. We have taken measures to protect our unpatented trade secrets and know-how, including having our employees, consultants and some contractors execute confidentiality agreements. These agreements could be breached. If so, it is possible that our remedies for a given breach might be inadequate. It is also possible that competitors could independently develop or discover our trade secrets or that the trade secrets could otherwise become known.

RECOVERY FROM ANY CATASTROPHIC EVENT MAY NOT BE ADEQUATE

While we have measures in place to minimize and recover from catastrophic events that may substantially destroy our animal herd(s), these measures may not be adequate to recover our production processes quickly enough to support critical timelines, collaborator needs or market demands. These catastrophic events may include diseases that breach our biosecurity measures or weather events such as tornadoes, earthquakes, fires. In addition, these catastrophic events may render some or all of the products at the affected facilities unusable.

SUCCESSFUL COMMERCIALIZATION OF OUR PRODUCTS WILL DEPEND ON OBTAINING COVERAGE AND REIMBURSEMENT FOR USE OF THE PRODUCTS FROM THIRD-PARTY PAYORS.

Sales of pharmaceutical products depend largely on the reimbursement of patients' medical expenses by government health care programs and private health insurers. Without the financial support of the government or third party insurers, the market for transgenic products will be limited. We cannot be sure that third party payors will reimburse sales of our transgenic products, or enable us or our partners to sell them at profitable prices.

The U.S. federal government and private insurers are continually working on ways to contain health care costs, particularly by limiting both coverage and the level of reimbursement for new therapeutic products. We cannot be certain of the extent to which the government or private insurers may institute future price controls and other cost-containment measures on Medicare, a Medicaid and other health care insurance spending. These controls and limits could affect the payments we collect from sales of our products. Internationally, medical reimbursement systems vary significantly, with some medical centers having fixed budgets, regardless of levels of patient treatment, and other countries requiring application for, and approval of, government or third party reimbursement. Even if we or our partners succeed in bringing transgenic products to market, uncertainties regarding future health care policy, legislation and regulation, as well as private market practices, could affect our ability to sell our products in commercially acceptable quantities at profitable prices.

THE MANUFACTURE AND SALE OF OUR PRODUCTS MAY EXPOSE US TO PRODUCT LIABILITY CLAIMS FOR WHICH WE COULD HAVE SUBSTANTIAL LIABILITY.

We face an inherent risk of product liability exposure related to testing of our transgenic product candidates in human clinical trials and will face even greater risks when we commercialize our products derived from these product candidates. An individual may bring a product liability claim against us if one of our products or product candidates causes, or is claimed to have caused, an injury or is found to be unsuitable for consumer use. While we have obtained product liability insurance under an insurance policy arrangement with Genzyme and Genzyme's

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affiliates, we cannot be certain that our insurance coverage will be sufficient to cover any claim. Any product liability claim brought against us, with or without merit, could result in:

     - liabilities that substantially exceed our product liability insurance, which we would then be required to pay from other sources, if available;

     - an increase of our product liability insurance rates or the inability to maintain insurance coverage in the future on acceptable terms or at all;

     - damage to our reputation and the reputation of our products, resulting in lower sales;

     - regulatory investigations that could require costly recalls or product modifications; and

     -    the diversion of management's attention from managing our business.

QUALIFIED MANAGERIAL AND SCIENTIFIC PERSONNEL ARE SCARCE IN OUR INDUSTRY.

We are highly dependent on the principal members of our scientific and management staff. Our success will depend in part on our ability to identify, attract and retain qualified managerial and scientific personnel. There is intense competition for qualified personnel in our industry. We may not be able to continue to attract and retain personnel with the advanced technical qualifications or managerial expertise necessary for the development of our business. If we fail to attract and retain key personnel, it could have a material adverse effect on our business, financial condition and results of operations.

GENZYME CORPORATION'S OWNERSHIP INTEREST IN US COULD GIVE IT SIGNIFICANT INFLUENCE OVER MATTERS REQUIRING STOCKHOLDER APPROVAL.

Genzyme is our largest single stockholder, beneficially owning 5,443,243 shares or 19.2% of our outstanding common stock at December 29, 2002, assuming the exercise of 518,324 currently exercisable common stock purchase warrants with exercise prices ranging from $6.30 to $2.84. As a 19.2% shareholder, Genzyme's ownership interest could give it significant influence if it were to oppose matters requiring our stockholders' approval, including electing directors, adopting or amending provisions of our charter or by-laws and approving or preventing some mergers or similar transactions, such as a sale of substantially all of our assets, or transactions that could give our stockholders the opportunity to realize a premium over the market price of their shares.

WE HAVE OBLIGATIONS TO ISSUE SHARES OF COMMON STOCK IN THE FUTURE THAT WILL DILUTE YOUR OWNERSHIP INTEREST AND MAY ADVERSELY AFFECT OUR STOCK PRICE.

Sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect our common stock's market price. As of December 29, 2002, there were 27,759,064 shares of our common stock outstanding. As of December 29, 2002, options to purchase an aggregate of 3,178,219 shares of common stock at varying exercise prices were outstanding; of this total, options to purchase 1,804,885 shares were immediately exercisable and these shares could be immediately resold into the public market. As of December 29, 2002, Genzyme held 4,924,919 shares of our common stock which could be sold

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into the public markets under Rule 144 of the Securities Act. Genzyme is also entitled to registration rights with respect to some of these shares. An additional 518,324 shares are issuable to Genzyme upon exercise of outstanding warrants are also entitled to registration rights, which could expedite the resale of such shares into the public market.

OUR COMMON STOCK MAY HAVE A VOLATILE PUBLIC TRADING PRICE AND LOW TRADING
VOLUME.

The market price of our common stock has been highly volatile and the market for our common stock has experienced significant price and volume fluctuations, some of which are unrelated to our company's operating performance. Many factors can have a significant adverse effect on our common stock's market price, including:

       - announcements by us or our competitors of technological innovations or new commercial products;

       - developments concerning our proprietary rights, including patent and litigation matters;

       - publicity regarding actual or potential results relating to our or our partners' products or compounds under development;

       -    an unexpected termination of one of our partnerships;

       -    regulatory developments in the United States and other countries;

       -    general market conditions; and

       -    quarterly fluctuations in our revenues and other financial results.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER AND BY-LAWS AND MASSACHUSETTS LAW MAY ADVERSELY AFFECT OUR STOCK PRICE.

Anti-takeover provisions in our charter, our by-laws and Massachusetts statutes could delay or make more difficult a merger, tender offer or proxy contest involving us. These provisions may delay or prevent a change of control without action by the stockholders and, therefore, could adversely affect the price of our common stock.

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